Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Friday Sept. 25

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Make your money work harder for you. Invest with a min. of $5K, accessing numerous alternative asset classes. https://yieldstreetprismfund.com/ Open to invest today! Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

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Learn more about the Yieldstreet Prism Fund by accessing our extensive Fund resources center.
https://pages.yieldstreet.com/prism-fund-resources.html
Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.